UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549
________________________________________

Annual Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

Commission file number  1-9300
________________________________________

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

COCA-COLA ENTERPRISES INC.
MATCHED EMPLOYEE SAVINGS AND INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

COCA-COLA ENTERPRISES INC.
2500 Windy Ridge Parkway, Atlanta, Georgia 30339

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Exhibit Index Page 4

The Coca-Cola Enterprises Inc. Matched Employee Savings and Investment Plan (the "Plan") is a plan which is subject to the provisions of the Employee Retirement Income Security Act of 1974 as amended (ERISA).  Accordingly, the following items are filed herewith as part of this annual report:

Audited financial statements:

Report of Banks, Finley, White & Co., Independent Registered Public Accounting Firm
Statements of Net Assets Available for Benefits at December 31, 2009 and 2008
Statement of Change in Net Assets Available for Benefits for the Year Ended December 31, 2009
Notes to Financial Statements
Schedule of Assets at December 31, 2009
Signature
Exhibit 23 – Consent of Banks, Finley, White & Co., Independent Registered Public Accounting Firm

2

___________________________________________

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Global Retirement Programs Committee, which Committee administers the employee benefit plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA ENTERPRISES INC. MATCHED EMPLOYEE SAVINGS AND INVESTMENT PLAN (Name of Plan) By:/S/ JOYCE KING-LAVINDER
Date: June 23, 2010	Joyce King-Lavinder Chairperson, Global Retirement Programs Committee

3

Exhibit Index

Exhibit Number	Description
Exhibit 23	Consent of Banks, Finley, White & Co., Independent Registered Public Accounting Firm

4

Financial Statements and Supplemental Schedule
Coca-Cola Enterprises Inc. Matched Employee Savings and Investment Plan
As of December 31, 2009 and 2008 and For the Year Ended December 31, 2009
Together with Report of Independent Registered Public Accounting Firm

Coca-Cola Enterprises Inc.
Matched Employee Savings and Investment Plan

To the Global Retirement Programs Committee
Coca-Cola Enterprises Inc.
Atlanta, Georgia:

Report of Independent Registered Public Accounting Firm

We have audited the accompanying statements of net assets available for benefits of Coca-Cola Enterprises Inc. Matched Employee Savings and Investment Plan (the “Plan”) as of December 31, 2009 and 2008 and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/S/ Banks, Finley, White & Co.

June 23, 2010

Coca-Cola Enterprises Inc.
Matched Employee Savings and Investment Plan

Statement of Net Assets Available for Benefits
As of December 31, 2009 and 2008

(in thousands)	2009	2008
Assets
Investments in Master Trust, at fair value	$1,226,426	$968,213
Participant loans	75,544	75,984
Employer Contribution Receivable	11,545	-
Total assets reflecting all investments at fair value	1,313,515	1,044,197
Adjustment from fair value to contract value
for fully benefit-responsive investment
contracts	(5,889)	6,451
Net assets available for benefits	$1,307,626	$1,050,648

See accompanying notes to the financial statements.

Coca-Cola Enterprises Inc.
Matched Employee Savings and Investment Plan

Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2009

(in thousands)	2009
Additions to net assets attributed to:
Investment income in Master Trust	$15,920
Participant Contributions	78,314
Employer Contributions	30,967
Net change in fair value of investments	242,492

Total additions	367,693

Deductions from net assets attributed to:

Distributions to Participants	(108,456)
Administrative expenses	(2,259)

Total deductions	(110,715)

Net increase in net assets available for benefits	256,978

Net assets available for benefits:
Beginning of year	1,050,648
End of year	$1,307,626

See accompanying notes to the financial statements.

Coca-Cola Enterprises Inc.
Matched Employee Savings and Investment Plan

Notes to Audited Financial Statements
As of December 31, 2009 and 2008

1. Description of the Plan

The following description of the Coca-Cola Enterprises Inc. Matched Employee Savings and Investment Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan was originally adopted effective January 1, 1988 and restated most recently effective January 1, 2002.  The Plan is a defined contribution plan covering all non-bargaining employees of Coca-Cola Enterprises Inc. (the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 as amended (“ERISA”).

Eligibility

Non-bargaining employees are eligible to participate in the Plan on the later of (1) the first of the month following the completion of two months of service or (2) the month in which such employee becomes a “covered employee” as defined by the Plan.  At that time, the participant may elect to begin compensation deferrals.  Participants become eligible to receive employer matching contributions as of the first payroll date following the later of (1) completion of two months of service or (2) the date such employee becomes a covered member.

Contributions

The Plan allows a participant to contribute up to 30 percent of eligible compensation on a pre-tax basis, and between 1 percent and 10 percent of eligible compensation on an after-tax basis, as defined by the Plan agreement and subject to certain Internal Revenue Code (the “Code”) limitations. A participant may elect to change his or her rate of contributions or suspend contributions at any time.  During 2008, the Company matched 1.75 percent of eligible pay for participants of the Plan.  In October 2009, the Company increased its maximum employer match on participants’ voluntary contributions to 3.5 percent of eligible pay for participants.  This increase was retroactive to January 1, 2009 for all employees still employed by the Company at December 31, 2009.  All contributions are invested as directed by participants.

Coca-Cola Enterprises Inc.
Matched Employee Savings and Investment Plan

Notes to Audited Financial Statements

Vesting

Participants are immediately vested in their contributions and the Company’s matching contributions plus actual earnings thereon.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 and up to a maximum equal to the lesser of $50,000 (minus the amount of the highest outstanding loan balance(s) in the prior 12 months over any outstanding loan balance on the day the loan is made) or 50 percent of their vested account balance.  Loan terms generally range from one to five years for general purpose loans and extend up to 15 years for principal residence loans.  The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with the interest rates charged by persons in the business of lending money for loans which would be made under similar circumstances. Principal and interest are paid ratably through payroll deductions and applied directly to the participant’s account.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, employer contributions, rollover contributions, if any, and allocations of the Plan’s earnings and losses.  The allocation of earnings and losses is based on participant account balances as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

In the event a participant’s non-union status changes, the participant may elect to transfer his or her account out of the Plan.  In addition, if a participant’s membership in one of the Company’s union plans changes (i.e., changes from union to non-union), the participant may elect to transfer his or her account into this Plan.  During the year ended December 31, 2009, other Company-sponsored plans transferred participant accounts totaling $120,066 to the Plan. There were no transfers out of the Plan for the year ended December 31, 2009.

Coca-Cola Enterprises Inc.
Matched Employee Savings and Investment Plan

Notes to Audited Financial Statements

Withdrawals and Payments of Benefits

Distributions of a participant’s fully vested account balance may be made during the period following his or her retirement, death, disability or termination of employment.

Distributions to participants shall be made in a single lump sum payment if their vested account balance is $1,000 or less.  If the participant’s vested account balance exceeds $1,000, the Plan permits distribution in a single lump sum, installment payments or a combination of lump sum and installment payments at the discretion of the participant.  If the participant has any loan balance at the time of distribution, the amount of cash available to the participant or beneficiary shall be reduced by the outstanding principal balance of the loan.

Voluntary withdrawals from the balance of the participant’s pre-tax contribution account become available after the participant attains age 59½.  Prior to the attainment of age 59½, a withdrawal from these accounts would be available for a financial hardship or from a participant’s rollover source within the Plan.

Employee Stock Ownership Plan

A portion of the Plan is designated as an employee stock ownership plan (“ESOP”).  The ESOP allows employees to purchase Coca-Cola Enterprises stock at fair market value.  The ESOP provides plan participants flexibility in electing to either reinvest Coca-Cola Enterprises Inc. stock dividends or have the dividends distributed as a taxable cash payment.

Termination

Although the Company has not expressed any intent to do so, the Company has the right under the Plan agreement to terminate the Plan.  In the event of Plan termination, all participants become fully vested and shall receive a full distribution of their account balances.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Plan are prepared using the accrual method of accounting.

Coca-Cola Enterprises Inc.
Matched Employee Savings and Investment Plan

Notes to Audited Financial Statements

Valuation of Investments

The Plan participates in the Coca-Cola Enterprises Inc. Defined Contribution Plans Master Trust (the “Master Trust”) with similar retirement plans sponsored by the Company and certain other subsidiaries of the Company, whereby investments are held collectively for all plans by JPMorgan Chase Bank, N.A. (the “Trustee”). Each participating plan’s investment in the Master Trust is equal to the sum of its participant account balances in relation to total Master Trust investments.

Short-term investments are stated at fair value, which approximates cost and is based on quoted redemption values determined by the Trustee. Mutual funds and the common stock of Coca-Cola Enterprises Inc. are valued based on quoted market prices on national exchanges on the last business day of the Plan year. Investments in collective trusts are stated at fair value, and are valued at the net asset value of shares held by the Plan at year-end.  Participant loans are valued at their outstanding balances, which approximate fair value.

The Invesco Stable Value Fund (the “Fund”) is a separate account which invests primarily in wrapper contracts (also known as synthetic guaranteed investment contracts) and cash equivalents.  Contracts within the Fund are fully benefit-responsive and are therefore reported at fair value on the Statement of Net Assets Available for Benefits.

In a wrapper contract structure, the underlying investments are owned by the Fund and held in trust for Plan participants. The wrapper primarily represents a diversified portfolio of corporate and government bonds, and common/collective trusts. The Fund purchases a wrapper contract from an insurance company or bank.  The wrapper contract amortizes the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investments, through adjustments to the future interest crediting rate (which is the rate earned by participants in the Fund for the underlying investments). The issuer of the wrapper contract provides assurance that the adjustments to the interest crediting rate do not result in a future crediting rate that is less than zero. An interest crediting rate less than zero would result in a loss of principal or accrued interest.

The key factors that influence future interest crediting rates for a wrapper contract include:

•	The level of market interest rates;
•	The amount and timing of participant contributions, transfers and withdrawals into/out of the wrapper contract;
•	The investment returns generated by the fixed income investments that back the wrapper contact; and
•	The duration of the underlying investments backing the wrapper contract.

Coca-Cola Enterprises Inc.
Matched Employee Savings and Investment Plan

Notes to Audited Financial Statements

Wrapper contract’s interest crediting rates are typically reset on a periodic basis.

Because changes in market interest rates affect the yield to maturity and the market value of the underlying investments, they may have a material impact on the wrapper contract’s interest crediting rate. In addition, participant withdrawals and transfers from the Fund are paid at contract value but funded through the market value liquidation of the underlying investments, which also impacts the interest crediting rate.  The resulting gains and losses in the market value of the underlying investments relative to the wrapper contract value are represented on the Plan’s Statements of Net Assets Available for Benefits as the “adjustment from fair value to contract value for fully benefit-responsive investment contracts.”

If the adjustment from fair value to contract value is positive for a given contract, this indicates that the wrapper contract value is greater than the market value of the underlying investments. The embedded market value losses will be amortized in the future through a lower interest crediting rate than would otherwise be the case.  If the adjustment from fair value to contract value figure is negative, this indicates that the wrapper contract value is less than the market value of the underlying investments.  The amortization of the embedded market value gains will cause the future interest crediting rate to be higher than it otherwise would have been.

All wrapper contracts provide for a minimum interest crediting rate of zero percent.  In the event that the interest crediting rate should fall to zero and the requirements of the wrapper contract are satisfied, the wrapper issuers will pay to the Plan the shortfall needed to maintain the interest crediting rate at zero.  This helps to ensure that participants’ principal and accrued interest will be protected.

Examples of events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plan’s loss of its qualified status, un-cured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan.  If one of these events was to occur, the wrapper contract issuer could terminate the wrapper contract at the market value of the underlying investments.

At December 31, 2009, fair value exceeded contract value. Contract value represents contributions made under the contracts, plus earnings, less withdrawals and administrative expenses. The weighted-average yield was approximately 3.2 percent and 6.6 percent for the years ended December 31, 2009 and 2008, respectively. The crediting interest rate was approximately 4.2 percent at December 31, 2009 and 2008.  Participants investing in the Fund are subject to risk of default by issuers of the wrapper contracts and the specific investments underlying the wrapper contracts.  There are no reserves against contract value for credit risk of the contract issuer or otherwise.

Coca-Cola Enterprises Inc.
Matched Employee Savings and Investment Plan

Notes to Audited Financial Statements

The fair values of the underlying assets of the wrapper contracts and the adjustment to contract value for the Plan as of December 31, 2009 and 2008 are as follows:

Fair value of the underlying assets of the wrapper contracts (in thousands):	2009	2008
Fixed income securities	$4,225	$6,930
Common/Collective Trusts	188,096	171,448
Fair value of the wrapper contracts	192,321	178,378
Adjustment from fair value to contract value	(5,889)	6,451
Contract value	$186,432	$184,829

Administrative Expenses

Certain administrative expenses are paid by the Plan, as permitted by the Plan document.  All other expenses are paid by the Company.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

3. Investments

As of December 31, 2009, the Plan’s investment in the Master Trust was $1.2 billion.  The Plan’s investment in the Master Trust (including investments bought, sold, and held during the year) appreciated in fair value by $242 million during 2009.

The fair value of investments that individually represent 5 percent or more of the Plan’s net assets at December 31 was $1.2 billion.

Coca-Cola Enterprises Inc.
Matched Employee Savings and Investment Plan

Notes to Audited Financial Statements

4. Coca-Cola Enterprises Inc. Defined Contribution Plans Master Trust

The Plan’s interest in the net assets of the Master Trust was approximately 95 percent at December 31, 2009.  This was determined by comparing the Plan’s net assets to total net assets in the Master Trust.

The condensed statement of net assets at December 31, 2009 and 2008 for the Master Trust is as follows (in thousands):

Investments at fair value:	2009	2008
Common/Collective trust funds	$579,799	$476,917
Registered Investment Companies	330,722	238,219
Company Stock	155,623	97,592
CISC Self-Directed Accounts	20,005	15,551
Stable Value Fund at fair value	211,635	195,046
Investments at fair value	1,297,784	1,023,325
Stable Value Fund Book Valuation Adjustment	(6,402)	9,349
Master Trust Net Assets	$1,291,382	$1,032,674

Coca-Cola Enterprises Inc.
Matched Employee Savings and Investment Plan

Notes to Audited Financial Statements

The condensed statement of changes in net assets for the year ended December 31, 2009 in the Master Trust is as follows (in thousands):

2009
Additions:
Interest and dividend income	$16,568
Participant contributions	82,351
Company contributions	20,007
Net change in fair value of investments	253,503
Total additions	372,429

Deductions:
Distributions to Participants	(111,362)
Administrative expenses	(2,359)
Total deductions	(113,721)

Net increase	258,708

Net assets available for benefits:
Beginning of year	1,032,674
End of year	$1,291,382

Coca-Cola Enterprises Inc.
Matched Employee Savings and Investment Plan

Notes to Audited Financial Statements

During 2009 and 2008, the Master Trust’s investments (including investments bought, sold, as well as held during the year) appreciated/(depreciated) in fair value, as follows (in thousands):

Net change in fair value of investments:	2009	2008
Registered Investment Companies	$70,525	$(204,952)
Company Stock	71,530	(116,988)
CISC Self-Directed Accounts	4,297	(7,528)
Stable Value Fund	7,450	7,775
Common/Collective trust funds	99,701	(140,524)
Totals	$253,503	$(462,217)

Between January 1, 2009 and December 31, 2009, the Master Trust had the following transactions relating to common stock of Coca-Cola Enterprises Inc. (in thousands):

	Shares	Fair Value	Realized Gain/(Loss)
Purchases	572	$9,363	$-
Sales	(1,344)	$(24,030)	$(1,135)
Dividends received	-	$2,302	$-

Balance at December 31, 2009	7,338	$155,623

In addition to Company stock, the fair value of investments that individually represent 5 percent or more of the Master Trust’s net assets at December 31, 2009 are as follows (in thousands):

Fair Value
SSgA S&P 500 Fund	$285,083
JP Morgan Core Bond	$160,656
Artio International Equity Fund	$101,827
American Funds Growth Fund	$174,687
Invesco Stable Value Fund	$211,635

Coca-Cola Enterprises Inc.
Matched Employee Savings and Investment Plan

Notes to Audited Financial Statements

5.  Fair Value Measurements

The Plan assets, measured at fair value on a recurring basis (at least annually) as of December 31, 2009, are as follows (in thousands):

	December 31, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
U.S. Equity Securities
Common trust funds (A)	$326,955	$-	$326,955	$-
Mutual Funds (B)	224,574	224,574
Company Stock (C)	155,623	155,623
International Equity Securities
Mutual Funds	105,905	105,905
Fixed Income Securities
Common trust funds (A)	160,656		160,656
Mutual Funds (B)	243	243
Other
Stable Value Fund (D)	211,635		211,635
Retirement Date Funds (E)	92,188		92,188
Self-Directed Brokerage Account Investments (F)	20,005	20,005
Participant Loans (G)	79,434			79,434
Total Plan Assets	$1,377, 218	$506,350	$791,434	$79,434

(A)
The underlying investments held in the common trust funds are actively managed investment vehicles that are valued at the net asset value per share multiplied by the number of shares held as of the measurement date.

(B)	Investments in mutual funds are valued at the net asset value per share multiplied by the number of shares held as of the measurement date.

(C)	Investments in Company Stock are valued using quoted market prices multiplied by the number of shares owned.

(D)
The fair value of the wrapper contracts in the Stable Value Fund is determined by using a replacement cost methodology, which calculates the present value of excess future wrap fees.     The underlying assets of the wrapper contracts (units of collective trust funds holding fixed income bonds) are calculated at the net unit value multiplied by the number of units held at the measurement date.

Coca-Cola Enterprises Inc.
Matched Employee Savings and Investment Plan

Notes to Audited Financial Statements

(E)	Investments in retirement date funds are valued at the net asset value per share multiplied by the number of shares held as of the measurement date.

(F)
Investments in self-directed accounts consist primarily of the following:  (1) common stocks and bonds, which are valued at the closing price reported on the active market on which the individual securities are traded; and (2) mutual funds, which are valued at the net asset value of shares held by the Plan at the measurement date.

(G)	Participant loans are valued at amortized cost, which approximates fair value.

Coca-Cola Enterprises Inc.
Matched Employee Savings and Investment Plan

Notes to Audited Financial Statements

The summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2009 is as follows (in thousands):

Participant loans
Balance, beginning of year	$79,801
Purchases, sales, issuances and settlements (net)	(367)
Balance, end of year	$79,434

The Plan assets, measured at fair value on a recurring basis (at least annually) as of December 31, 2008 are as follows (in thousands):

	December 31, 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
U.S. Equity Securities
Common trust funds (A)	$247,250	$-	$247,250	$-
Mutual Funds (B)	21,287	21,287
Company Stock (C)	97,592	97,592
International Equity Securities
Mutual Funds	215,724	215,724
Fixed Income Securities
Common trust funds (A)	167,987		167,987
Mutual Funds (B)	1,208	1,208
Other
Stable Value Fund (D)	195,046		195,046
Retirement Date Funds (E)	61,680		61,680
Self-Directed Brokerage Account Investments (F)	15,551	15,551
Participant Loans (G)	79,801			79,801
Total Plan Assets	$1,103,126	$351,362	$671,963	$79,801

(A)
The underlying investments held in the common trust funds are actively managed investment vehicles that are valued at the net asset value per share multiplied by the number of shares held as of the measurement date.

(B)	Investments in mutual funds are valued at the net asset value per share multiplied by the number of shares held as of the measurement date.

Coca-Cola Enterprises Inc.
Matched Employee Savings and Investment Plan

Notes to Audited Financial Statements

(C)	Investments in Company Stock are valued using quoted market prices multiplied by the number of shares owned.

(D)
The fair value of the wrapper contracts in the Stable Value Fund is determined by using a replacement cost methodology, which calculates the present value of excess future wrap fees.     The underlying assets of the wrapper contracts (units of collective trust funds holding fixed income bonds) are calculated at the net unit value multiplied by the number of units held at the measurement date.

(E)	Investments in retirement date funds are valued at the net asset value per share multiplied by the number of shares held as of the measurement date.

(F)
Investments in self-directed accounts consist primarily of the following:  (1) common stocks and bonds, which are valued at the closing price reported on the active market on which the individual securities are traded; and (2) mutual funds, which are valued at the net asset value of shares held by the Plan at the measurement date.

(G)	Participant loans are valued at amortized cost, which approximates fair value.

The summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2008 is as follows (in thousands):

Participant loans
Balance, beginning of year	$84,564
Purchases, sales, issuances and settlements (net)	(4,763)
Balance, end of year	$79,801

6. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated January 3, 2003, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

Coca-Cola Enterprises Inc.
Matched Employee Savings and Investment Plan

Notes to Audited Financial Statements

7. Risks and Uncertainties

The Master Trust invests in various investment securities as directed by participants.  Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

8.  Subsequent Events

On February 25, 2010, the Company entered into agreements with The Coca-Cola Company (“TCCC”) under which TCCC will acquire the Company's North America operations. The Plan is considered to be part of the Company's North America operations and as such will be transferred to TCCC upon completion of the transaction. It is anticipated that the majority of the participants in the Plan will also be transitioning to TCCC and therefore, no separation in service or termination event will occur for these employees under the terms of the Plan.  For additional information about the merger, refer to the Company's Form S-4 filed with the Securities and Exchange Commission on May 25, 2010.

Supplemental Schedule

Coca-Cola Enterprises Inc.
Matched Employee Savings and Investment Plan

EIN: 58-0503352    Plan Number: 006
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2009

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	(e) Current Fair Value (in thousands)

*	Participant Loans	Interest rates ranging from 3.25% to 10.50%	$75,544

* Parties in Interest

*